Filed by Black Hills Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.

Commission File No.: 000-56598

Date: August 19, 2025

To: All Employees

From: Linn Evans

Subject: An exciting next step in our journey: Black Hills to combine with NorthWestern

Team,

For over 140 years, generations of Black Hills employees have worked hard to serve the energy needs of the customers and communities who rely on us every day. We’ve kept pace with the evolution of our industry by remaining resilient, reliable, and ready – growing and adapting the scope and scale of our business to ensure our company’s success.

I am excited to share with you another milestone in this journey. This morning, we announced that we have entered into an agreement to combine with NorthWestern. Together with NorthWestern, we will create a premier regional regulated electric and natural gas utility company serving approximately 2.1 million customers across eight contiguous states.

The right partner with a similar history and shared values

Like Black Hills, NorthWestern’s dedicated employees have brought energy to their communities for more than a century. NorthWestern as it stands today came into existence in 2002 as the result of the successful combination of two utilities with deep roots dating back to 1909 in Nebraska and South Dakota, and 1912 in Montana. Today, NorthWestern serves nearly 800,000 customers with electric and natural gas utility services.

Given our operations in neighboring states, we know the NorthWestern team well. Their values are consistent with our own, including an emphasis on safety, respect, value creation, integrity, and community. The great work our leaders have done together to support today’s announcement makes me confident that NorthWestern is the right partner to accelerate our vision as the energy partner of choice for our customers, communities, and investors.

A compelling combination

The combination of Black Hills and NorthWestern makes sense on many levels. Indeed, we will be better together. For example, with NorthWestern, we will have:

•	Increased scale and business line diversity resulting in a stronger, more resilient platform to safely, reliably, and cost-effectively meet the growing energy needs of our customers and communities;

•	A larger, contiguous service territory that provides additional investment opportunities, enabling us to achieve higher growth than either company could independently;

•	The ability to reach more customers and deliver even greater value to them through process improvements, shared systems, and coordinated operations, resulting in operating and cost optimization that will support continued investment in safety, reliability, and customer service.

What this means for employees

This merger will drive growth, and as the company succeeds, so will our employees.

As a larger, stronger, more diverse organization, the combined company will have an enhanced ability to retain, attract, and develop employees, including opportunities for career advancement. As a regional employer of choice, we will continue to have competitive compensation and comprehensive benefits programs. We know local relationships matter, and each of the combined company’s utilities and their customers will continue to be supported locally by highly skilled, passionate, and dedicated employees.

The new leadership team will leverage the expertise and talent of both Black Hills and NorthWestern. Brian Bird, NorthWestern’s CEO, will serve as Chief Executive Officer of the combined company; Marne Jones, our Senior Vice President and Chief Utility Officer, will serve as Chief Operating Officer; Crystal Lail, NorthWestern’s Chief Financial Officer, will serve as Chief Financial Officer; and Kimberly Nooney, our Chief Financial Officer, will serve as Chief Integration Officer.

As for me, I will continue serving as CEO of Black Hills through the close of the transaction, at which point I will retire. It has been a true privilege leading Black Hills and working alongside this incredible team. I know that you all will be integral to the combined company’s success, and I look forward to rooting you on for years to come. In the meantime, I’m focused on working closely with this team to close the transaction and plan to bring our two companies together.

Following the close of the transaction, the combined company will be headquartered in Rapid City. An operational and leadership presence will be maintained in each of the territories where we conduct business, consistent with the practices of the companies prior to closing.

Next steps

Today’s announcement is just the first step toward bringing the companies together. There are many months before we complete the merger, which we expect to occur in the next 12 to 15 months, subject to customary closing conditions and approvals. For now, it is business as usual. Existing roles and responsibilities will remain the same. We remain focused on our Big 4 Objectives: Growth, Operational Excellence, Transformation, and People & Culture.

All-company huddle and additional information

We will be holding an all-company huddle later today at 8:30 a.m. MDT / 9:30 a.m. CDT, and I hope you will join. Look for a meeting invite shortly. In the meantime, attached is an infographic with more information about the merger and a set of FAQs to help address initial questions.

At Black Hills, we have excelled by looking ahead, anticipating our customers’ needs and the changes that shape our industry. NorthWestern’s partnership will better position us to meet these challenges. I am thrilled for the future and all that will be accomplished together.

Sincerely,

Linn

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Black Hills and NorthWestern Energy, including future financial and operating results (including the anticipated impact of the transaction on Black Hills’ and NorthWestern Energy’s respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on Black Hills and NorthWestern Energy’s current expectations, plans and estimates. Black Hills and NorthWestern Energy believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Black Hills or NorthWestern Energy to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by Black Hills and NorthWestern Energy, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of Black Hills or NorthWestern Energy and the ability of Black Hills or NorthWestern Energy to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against Black Hills or NorthWestern Energy related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting Black Hills’ or NorthWestern Energy’s businesses; (11) the evolving legal, regulatory and tax regimes under which Black Hills and NorthWestern Energy operate; (12) restrictions during the pendency of the proposed transaction that may impact Black Hills’ or NorthWestern Energy’s ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as Black Hills’ and NorthWestern Energy’s response to any of the aforementioned factors.

Additional factors which could affect future results of Black Hills and NorthWestern Energy can be found in Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Black Hills and NorthWestern Energy disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Black Hills and NorthWestern Energy that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Additionally, Black Hills and NorthWestern Energy will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Hills or NorthWestern Energy through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Black Hills or NorthWestern Energy at investorrelations@blackhillscorp.com or travis.meyer@northwestern.com, respectively.

Before making any voting or investment decision, investors and security holders of Black Hills and NorthWestern Energy are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Black Hills, NorthWestern Energy and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Information regarding the directors and executive officers of Black Hills and NorthWestern Energy and other persons who may be deemed participants in the solicitation of the stockholders of Black Hills or of NorthWestern Energy in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern Energy and their ownership of NorthWestern Energy common stock can also be found in NorthWestern Energy’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. To the extent any such person's ownership of Black Hills’ or NorthWestern Energy’s securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.